                               AXIM International, Inc.
18 E 50th St 5th Floor
New York, NY 10022

June 5, 2014

Era Anagnosti
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:           AXIM International, Inc. (the “Company”)
Form 8-K
Filed May 23, 2014
File No. 000-54296

Dear Ms. Anagnosti:

Please allow this to respond to your letter dated June 5, 2014, regarding the above referenced matter.

Form 8-K filed May 23, 2014

1. We note your statement that “[t]here are no arrangements or understandings among members of the … new control group[] … with respect to the elections of directors or other matters.”   Given Sanammad Foundation’s and Medical Marijuana’s partnership in the joint venture, it appears that an agreement existed between these parties regarding the appointment of Messrs. Anastassov, Van Damme, and Changoer to their positions as officers and directors of your company.  Please advise or amend the Form 8-K to revise your disclosure accordingly.  For guidance, please refer to Item 5.01(a)(7) of Form 8-K.

Response:  We have revised the disclosure to state that in conjunction with the purchase transactions, Ms. Samuels appointed the principals of Sanammad Foundation as directors of the Company prior to her resignation.

We believe that the foregoing is responsive to, and addresses your comments.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

AXIM International, Inc.

/s/	Dr. George E. Anastassov
By:	Dr. George E. Anastassov
Its:	Chief Executive Officer